Change in Ownership of a Shareholder

Please be advised of a change in the number of common shares owned by one of the major shareholders of KT Corporation (the “Company”) and KT treasury shares. The change is based on closing of the Company’s registry of shareholders as of December 31, 2005. The increase is as follows:

				Percent of
	Shares owned as of	Shares owned as of		outstanding shares
Shareholder	06/30/2005	12/31/2005	Changes in shares	( %)

National Pension Corporation	10,332,683	9,630,538	-702,145	3.38

KT Corporation (treasury shares)	74,090,333	71,792,753	-2,297,580	25.2